

May 15, 2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Intergraph Corporation ("Intergraph")
Incoming Letter dated May 15, 2002

Based on the facts presented, the Division will not recommend enforcement action to the Commission, if following Intergraph's termination of the Intergraph Corporation Stock Bonus Plan (the "Plan"), the Plan distributes all of its Intergraph common stock to Plan participants without registration under the Securities Act of 1933 (the "Securities Act").

Further, the Division concurs in your view that, to the extent that a Plan participant would satisfy the requirements of Rule 144(k) if he or she sold directly the shares of Intergraph common stock allocated to his or her account in the Plan, the Plan trustee also would satisfy the requirements of Rule 144(k) when selling those shares at the direction of that Plan participant.

Finally, it is the Division's view, as indicated in response to Question 22 in Securities Act Release No. 33-6099, that the holding period under Rule 144 for restricted securities issued under an employee benefit plan that requires participants to remain as employees for a specified period of time before the securities vest will commence when the securities are allocated to the account of an individual plan participant.

Because these positions are based on the representations made to the Division in your letter, it should be noted that any different facts or conditions might require different conclusions. Further, the response regarding registration under the Securities Act represents the Division's position only on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2002

Richard J. Marsden
Lanier Ford Shaver & Payne PC
200 West Side Square
Suite 5000
Huntsville, Alabama 35801

Re: Intergraph Corporation

Dear Mr. Marsden:

In regard to your letter of May 15, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

LANIER FORD SHAVER & PAYNE P.C.

W. STANLEY RODGERS
JAMES E. DAVIS, JR.
JOHN M. HEACOCK, JR.
FRANK MCRIGHT
JOHN R. WYNN
THOMAS R. ROBINSON
J.R. BROOKS
GEORGE W. ROYER, JR.
WILLIAM B. TATUM
WILLIAM W. SANDERSON, JR.
JOE W. CAMPBELL
D. EDWARD STARNES, III
DONNA S. PATE
JOHNNIE F. VANN
ROBERT E. LEDYARD, III
ELIZABETH W. ABEL
Y. ALBERT MOORE, III
CLAUDE E. HUNDLEY, III
GEORGE E. KNOX, JR.
FRANK M. CAPRIO †
JEFFREY T. KELLY
PAUL A. PATE
RODNEY C. LEWIS
EDWARD E. WILSON, JR.
JAMIE M. BRABSTON
P. SCOTT ARNSTON

ATTORNEYS AT LAW
200 WEST SIDE SQUARE
SUITE 5000
HUNTSVILLE, ALABAMA 35801
(256) 535-1100
FACSIMILE (256) 533-9322
WWW.LFSP.COM

REPLY TO:
P. O. BOX 2087
HUNTSVILLE, ALABAMA 35804

DANIEL F. BEASLEY *
PAUL B. SEELEY
GREGORY S. MARTIN
MICHAEL P. JOHNSON *
SANDRA P. HOFFPAUIR *
STEPHEN H. HALL †
RICHARD J. MARSDEN
KENNETH D. GRAVES
TAYLOR P. BROOKS
ROBERT N. BAILEY, II
J. CLARK PENDERGRASS
DO TE KIM †**

† REGISTERED PATENT ATTORNEY
* ALSO ADMITTED IN OTHER JURISDICTIONS
** ADMITTED IN CALIFORNIA ONLY

OF COUNSEL
CHARLES E. SHAVER, JR.
GERALD M. WALSH, PH.D *†
ANITA S. DAMIAN *†

M. H. LANIER (1878-1946)
EARLE R. FORD (1890-1973)
RALPH H. FORD (1916-1986)
JAMES L. CALDWELL (1914-1991)
CHARLES E. SHAVER (1907-1993)
MILTON H. LANIER (1914-2001)

Direct Fax No.: (256) 535-1135

May 15, 2002

Office of Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.E.
Washington, D.C. 20549

Re: Intergraph Corporation

Ladies and Gentlemen:

On behalf of Intergraph Corporation, a Delaware corporation (the "Company" or "Intergraph"), we respectfully request confirmation from the staff of the Division of Corporation Finance (the "Staff") that:

(1) It will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if following the Company's termination of the Intergraph Corporation Stock Bonus Plan (the "Plan"), the Plan distributes all of its Intergraph common stock, without registration under the Securities Act of 1933 (the "1933 Act"), to the persons participating in the Plan (the "Plan Participants") according to their account balances under the Plan.

(2) To the extent that a Plan Participant would satisfy the requirements of Rule 144(k) if he or she directly sold the shares of Intergraph common stock allocated to his or her account in the Plan, the Plan trustee would also satisfy the requirements of Rule 144(k) when selling those shares at the direction of that Plan Participant.

(3) For purposes of Rule 144, a Plan Participant's holding period for unregistered Intergraph common stock distributed to the Plan Participant following termination of

the Plan, or sold by the Plan at the direction of the Plan Participant, commences on the date of the original allocation to the Plan Participant's account under the Plan.

The Company

The Company's common stock is listed on Nasdaq and is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"). Accordingly, the Company is subject to the reporting requirements of Section 13 of the 1934 Act and is current in its reporting obligations thereunder. As of March 31, 2002, 2002, there were 50,088,000 shares of Intergraph common stock issued and outstanding.

Background

On December 5, 2000, the Company's Board of Directors resolved to terminate Intergraph's Stock Bonus Plan. In reaching its decision to terminate the Plan, the Board of Directors considered several factors, including that (i) no contributions had been made to the Plan since 1992; (ii) less than 20% of the Plan Participants were current employees of the Company; (iii) the Company maintains a 401(k) retirement plan which better meets the needs of its employees; and (iv) the Company incurs significant annual expenses in maintaining the Plan.

On December 15, 2000, the Company filed a current report on Form 8-K with the Commission, a copy of which is attached hereto as Appendix 1, describing the termination of the Plan, effective for the Plan year ended December 31, 2000. On March 14, 2002, the Company received a determination letter from the Internal Revenue Service that at termination the Plan was qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Upon receipt of a favorable no-action letter from the Staff, the Plan will mail each Plan Participant a Plan Termination Distribution Form and written instructions, copies of which are attached hereto as Appendix 2, which set forth the Plan Participants' distribution options. With respect to Intergraph stock held by the Plan, each Plan Participant will have the option to receive a direct distribution of his account balance or transfer the account balance to another qualified plan or individual retirement account (a "Rollover Account") for the benefit of such Plan Participant. Alternatively, a Plan Participant may direct the Plan trustee to sell the Intergraph stock allocated to his account and distribute the cash proceeds directly to him or to a Rollover Account for his benefit. Any fractional shares held in an account will be converted into cash and distributed as instructed by the Plan Participant.

The Company has contracted with the Plan's trustee, Mellon Employee Benefit Solutions, to manage any sales of Intergraph stock from Plan Participant accounts. Mellon Employee Benefit Solutions has contracted with an affiliated company, Mellon Financial Services Corporation to effect any such sales. Mellon Financial Services Corporation has, in turn, contracted with Merrill Lynch & Co., Inc. ("Merrill Lynch") to execute the sale transactions made pursuant to the instructions of the

Plan Participants. All costs associated with the sale transactions (including commissions to be paid to Merrill Lynch) will be charged to the Company by Mellon Financial Corporation. Mellon Employee Benefit Solutions will not be compensated based on the sales transactions undertaken by Merrill Lynch. The Company did not participate in the Plan trustee's selection of Mellon Financial Corporation and Merrill Lynch to act as brokers for the sale of the Plan Participant's Intergraph stock.

In addition, the Company has no affiliation with Mellon Employee Benefit Solutions, Mellon Financial Corporation, or Merrill Lynch (or their affiliates) other than as described in this letter.

The Plan trustee intends to sell stock allocated to Plan Participant accounts using the following methodology: Plan Participants will be asked to complete the Plan Termination Distribution Form and return it to the Company in the specially-marked postage-paid envelope, which will be provided with the Plan Termination Distribution Form. The Company has arranged with the U.S. Postal Service and its internal mail handlers to pre-sort the specially marked envelopes.

At the end of each business day, the Company will compile a report detailing the requests for sales of Intergraph stock held in Plan Participant's accounts received that day. This report will be electronically transmitted to the Plan trustee the following business day, before 10:00 a.m. (Eastern Standard Time). It is anticipated that all requested sales will be made on the same day that the Plan trustee receives the report from the Company.

The Company will be responsible for all fees, commissions, or other costs associated with the sales of Intergraph stock and the distribution of Intergraph stock to the Plan Participants or their designated Rollover Accounts. Mellon Financial Corporation will communicate directly with the Company's transfer agent, Computer Shares Investor Services, LLC, with respect to issuing new stock certificates and maintaining the Company's shareholder list.

Description Of Plan

The Intergraph Corporation Stock Bonus Plan is a trustee-administrated, retirement plan qualified under Section 401(a) of the Code, established in 1975 to provide retirement benefits to substantially all U.S. employees. The Plan has previously received a determination letter that it qualifies under Section 401(a) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participation in the Plan is mandatory for all eligible employees and therefore involuntary. Plan Participants are not permitted to make contributions to the Plan. Because the Plan holds less than 9.2% of the Company's authorized and outstanding common stock, and the Plan Participants maintain the right to vote the Intergraph common stock allocated to their accounts, we believe that the Plan is not an affiliate of the Company. Effective January 1, 1987, the Company amended the Plan to qualify it as an employee stock ownership plan ("ESOP"). Until 1992, the Company made contributions of unregistered Intergraph common stock to the Plan in amounts determined at the discretion of the Board of Directors. The Company has not made a contribution to the Plan since 1992. Contributions of Company common stock were allocated to individual Plan Participant accounts in proportion to each Plan Participant's compensation over the total compensation of all Plan Participants. A Plan Participant's account was subject to forfeiture if the Plan Participant terminated employment before the account was fully vested. Plan Participant accounts became fully vested after five years of service. At Plan termination, all Plan Participant accounts were fully vested.[1]

As of March 31, 2002, there were 9,393 Plan Participants, and 4,521,320 shares of Intergraph common stock had been allocated to the accounts of the Plan Participants. The Intergraph common stock held in the Plan represents 9.11% of the Company's outstanding common stock. In addition, 7,618 Plan Participants had account balances with less than 500 shares, representing approximately 1.8% of the Company's outstanding common stock.

DISCUSSION

Registration Of Stock Distributed To Plan Participants

It is our opinion that the distribution of Intergraph common stock to Plan Participants pursuant to the termination of the Plan would not involve a "sale" within the meaning of Section 2(a)(3) of the 1933 Act because such a distribution of the common stock does not involve a "contract of sale or disposition of" the common stock "for value" within the meaning and for the purpose of Section 2(a)(3) of the 1933 Act.

The Commission has consistently taken the position that the distribution from a non-contributory employee stock ownership, bonus, or other plan to the plan participants will not require registration under the 1933 Act. In the 1933 Act Release No. 33-6188 (February 1, 1980), the Commission expressed the view that only employee benefit plans that are both voluntary and contributory on the part of participating employees are subject to registration under the 1933 Act. A voluntary plan is one in which employees "may elect whether or not to participate" and a contributory plan is defined as a plan in which employees "make direct payments, usually in the form of cash or payroll deductions, to the plan." The basis for this conclusion was that registration did not make sense when a plan is involuntary because "a participant is not permitted to make an investment decision in such circumstances," and because the registration process would burden the employer with significant costs and should be imposed "only when the employer has a direct financial interest in soliciting voluntary employee contributions, as in the case where such contributions will be used to purchase employee's securities." See Section II.A. of Release 33-6188. In several subsequent no-

[1] Almost all of the Intergraph stock held in the Plan was fully vested by 1997 because (i) no contributions of Intergraph stock have been made since 1992, and (ii) the Plan had a five-year vesting requirement.

action letters, the Commission has confirmed that stock bonus plans that are neither voluntary nor contributory are exempt from the 1933 Act's registration requirements. See *Oracle Corporation* (available. June 13, 2000); *Cookson Group plc* (available March 23, 1998); *JP Foodservice, Inc.* (available June 13, 1997); *Carmike Cinemas, Inc.* (available July 30, 1992).

Because the Plan is a non-contributory, involuntary stock bonus plan described by Release 33-6188 and the above-referenced no-action letters, it is our opinion that registration under the 1933 Act is not required for the Company's common stock distributed to Plan Participants upon termination of the Plan.

Application Of Rule 144 To The Sale Of Intergraph Common Stock Made By The Plan Trustee At The Direction Of A Plan Participant

It is our opinion that where sales of Intergraph common stock are to be made by the Plan trustee at the direction of a Plan Participant, the Plan Participant should be viewed as the seller of the securities for purposes of applying Rule 144 because the Plan trustee is acting on behalf of the Plan Participant and not for the benefit of the Plan in general.

Our opinion is supported by the Staff's position in the *Rohr Industries, Inc.* ("Rohr") no-action letter (available August 27, 1985). The employee benefit plan instituted by Rohr allowed a plan participant the option to receive either a distribution of cash or stock. If the plan participant selected a cash distribution, the plan sold Rohr stock held in the plan participant's account on the open market and distributed the proceeds. The Staff found that in the case where the plan participant made the decision to sell, the fact that the plan (the technical seller) was an affiliate of the issuer was irrelevant and the application of Rule 144 to such sales would turn on the status of the distributee on whose behalf particular sales were being made. See, *Merrill Lynch and Co., Inc.* (available November 21, 1991). See, e.g. *Floating Point Systems, Inc.* (available January 5, 1987) and *Logican, Inc.* (available November 30, 1984).

The Staff agreed with Rohr's position that for purposes of Rule 144, there was no reason to treat sales of stock by the plan for requested distributions any different from those sales that a distributee may make directly of shares received in a distribution in kind. In *Rohr*, sales of distributed stock by plan participants qualified for the exception expressed in SEC Release 33-6180 as modified by SEC Release 33-6281 (the "Three Part Test"), which allows for sales of unregistered employer securities distributed by an employee benefit plan to its participants without regard to Rule 144 if the following three conditions are satisfied: (1) that the issuer is subject to 1934 Act reporting requirements; (2) that the stock is actively traded in the open market; and (3) that the number of shares distributed is relatively small in relation to the number of shares of that class issued and outstanding, which condition would be met if the distribution represented less than 1% per year of the outstanding securities in that class. The Staff found that sales of stock by the Rohr plan made on behalf of non-affiliate participants could therefore benefit from this same exemption and could be made without regard to Rule 144. As an affiliate, the Rohr plan would not have benefited from this exemption. In the present case, however, because the shares of Company Stock in the Plan represent 9.11% of the Company's issued and outstanding common stock which is well in excess of the 1% per year prong of the Three Part Test described above, we do not propose that the Plan Participants should be able to sell stock, or direct the Plan to sell stock in reliance of the Three Part Test described in SEC Release 33-6180 and SEC Release 33-6281. Rather, sales by Plan Participants, or the Plan trustee at the direction of the Plan Participants, should be entitled to rely upon Rule 144 as applied to Plan Participants.

Rule 144 Holding Period for Plan Participants

Shares of Intergraph common stock received by Plan Participants upon termination of the Plan must be either registered pursuant to the 1933 Act or sold in reliance upon an exemption from registration, such as that provided for by Section 4(1) of the 1933 Act and Rule 144 promulgated thereunder. Although we are aware of the exception to the foregoing rule expressed in SEC Release 33-6188 (described above), for the purposes of this request only, this exemption is assumed to be inapplicable because the number of shares allocated to the accounts of Plan Participants is relatively large, representing 9.16% of the Company's authorized and outstanding shares.

In order for a Plan Participant to sell distributed shares or to instruct the Plan to sell shares on his behalf, the Plan Participant must comply with the applicable holding period set forth in Rule 144. The Staff has found, and we concur, that the holding period with respect to restricted securities issued under an employee benefit plan which requires the plan participants to remain as employees for a specified period of time before the securities vest, such as in the case of the Plan, begins when the securities are allocated to the account of an individual plan participant. See 1933 Act Release No. 33-6099 (August 2, 1979), Question 22.

The Staff's findings in the *Hinderliter Industries, Inc.* ("Hinderliter") no-action letter (available February 5, 1990) expanded the reasoning found in SEC Release No. 33-6099. In *Hinderliter*, substantially all of the assets of Johnson Manufacturing Co. ("Johnson"), a wholly owned subsidiary of Hinderliter, were sold to Gunnebo Corporation ("Gunnebo"). In connection with this sale Hinderliter transferred certain shares of Hinderliter common stock allocated to employees of Johnson under the Hinderliter Profit Sharing Plan and Trust (the "HII Plan") to a new qualified plan created by Gunnebo. Even though the Gunnebo plan was funded with Hinderliter stock transferred from the HII plan, the Staff concurred with our position that, for purposes of Rule 144, the relevant holding period for plan participants who have received unregistered stock in a distribution from a qualified plan commences on the date that shares are allocated to the plan participant's account. In the case of the former employees of Johnson, this was found to be when the Hinderliter stock was first allocated under the HII plan.

Based on the date Intergraph stock was allocated to individual accounts, all of the Plan Participants have holding periods for their Intergraph stock in excess of two (2) years. Consequently, we believe that non-affiliate Plan Participants will be able to sell distributed stock under Rule 144(k), which eliminates the current public information, volume limitation, manner of sale, and notice requirements for certain non-affiliates who sell restricted securities that they have beneficially owned for at least two (2) years prior to the sale. We recognize that Plan Participants who are affiliates of the Company are not eligible to sell Intergraph common stock under Rule 144(k) and remain subject to the previously described requirements of Rule 144. Similarly, an affiliated plan trustee would be precluded from relying on Rule 144(k) with respect to sales made on behalf of the Plan generally which were not Plan Participant directed sales. In the present case, however, any sales made by the plan trustee will be at the direction of Plan Participants and should be considered sales made by the Plan Participants for purposes of Rule 144.

The Effect of Plan Termination on the Application of Rule 144

It is our opinion that under the facts and circumstances described in this letter, the availability of Rule 144 for sales of restricted Intergraph stock by the Plan Participants, or by the Plan trustee at the direction of a Plan Participant, is not precluded by the fact that the Company terminated the Plan. Termination of the Plan does not affect the holding period of the stock previously allocated to a Plan Participant's account or otherwise alter the analysis set forth above.

With respect to the transactions contemplated by this letter, the Staff has made no distinction between stock distributed and sold from a qualified plan because of actions initiated by an employee, such as retirement, disability or death, and distributions and sales resulting from a plan termination. In the *Corestates Financial Corp.* no-action letter (available October 28, 1987), the Staff concurred with Corestates Financial Corp. that following a plan termination the plan could sell company stock held by the plan for the benefit of the participants without registration, and that the limited exemption from Rule 144, described in SEC Release 33-6188 was available. The facts described in *Corestates* are similar to the present case except that the Plan is not considering an exemption from Rule 144 for sales of Company common stock, but rather it is expected that all sales by non-affiliate Plan Participants, or by the Plan trustee at the direction of a non-affiliate Plan Participant, be made pursuant to Rule 144(k). Rule 144(k) would not be available for sales by or on behalf of affiliate Plan Participants; such sales would remain subject to the current public information, volume limitation, manner of sale and notice requirements of Rule 144 See also *Documentation, Inc.* (available December 4, 1970).

Similarly, in *Hinderliter Industries, Inc.* discussed earlier in this letter, the Staff did not find Hinderliter's ability to terminate certain employees and immediately distribute their vested plan benefits determinative in its conclusions with respect to the availability of Rule 144 to Plan Participants, or its finding that plan securities could be distributed to plan participants without registration.

Conclusion

In summary, we respectfully request the Staff to concur in our opinion that:

1. The Plan may distribute Intergraph common stock to Plan Participants upon termination of the Plan without registration under the 1933 Act.

2. To the extent that a Plan Participant would satisfy the requirements of Rule 144(k) with respect to direct sales by the Plan Participant of unregistered shares of Intergraph common stock allocated to his or her account, the Plan trustee would also satisfy the requirements of Rule 144(k) when selling such unregistered shares at the direction of that Plan Participant.

3. For purposes of Rule 144, the holding period for unregistered Intergraph common stock allocated to a Plan Participant's account commences on the date of the original allocation to the Plan Participant's account.

We hope that the foregoing information is sufficient for you to address the issues presented. If you require anything further of course, please let us know. If the Staff is unable to agree with the analysis set forth herein, we request that you telephone us prior to issuing your response.

For your convenience, we are enclosing the original and seven copies of this letter. Upon receipt, please stamp one of the enclosed copies and return it to the undersigned in the enclosed, self-addressed, postage-paid envelope, to acknowledge receipt. We appreciate your consideration of the matters set forth herein and would gladly provide you with any additional information, which you may require.

Sincerely,
LANIER FORD SHAVER & PAYNE, P.C.



Richard J. Marsden

RJM/mlk
Enclosures as Stated

INTERGRAPH CORPORATION

APPENDEX 1

APPENDIX 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of Earliest Event Reported): December 21, 2000

INTERGRAPH CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware

**(State or Other Jurisdiction
of Incorporation)**

0-9722	63-0573222
(Commission File Number)	**(I.R.S. Employer Identification No.)**

Intergraph Corporation Huntsville, Alabama	35894-0001
(Address of Principal Executive Offices)	**(Zip Code)**

(256) 730-2000

(Telephone Number)

INTERCRAPH CORPORATION

FORM 8-K

December 21, 2000

Item 5: Other Events.

On December 5, 2000, the Board of Directors of Intergraph Corporation resolved to terminate Intergraph's Stock Bonus Plan (the "Plan") effective for the plan year ending December 31, 2000, and to amend Intergraph's 401(k) Plan to permit Intergraph to make discretionary profit sharing contributions to the 401(k) Plan.

As part of the termination process Intergraph will apply to the Internal Revenue Service for a determination that the Plan will maintain its qualified status at termination. Upon the receipt of a favorable response from the IRS, each Plan participant will be entitled to receive a lump sum distribution of their account balance (subject to income tax liability and withholdings), or to perform a tax-free rollover of their account balance to an IRA or other qualified plan.

At December 5, 2000 there were 9,745 Plan participants with account balances in the Plan, and approximately 5,062,000 shares of Intergraph common stock had been allocated to the accounts of the Plan's participants. Intergraph believes that shares to be distributed from the Plan will be exempt from the registration requirements of the Securities Act of 1933, and may be subsequently transferred by the Plan participants without registration. However, Intergraph will request a "no action letter" from the Securities and Exchange Commission to confirm the availability of such an exemption.

A "Notice To Participants Of Stock Bonus Plan Termination" was mailed to Plan participants advising participants of the termination of Intergraph's Stock Bonus Plan and the planned distribution of Intergraph common stock. The notice is attached as Exhibit 99.

Item 7: Exhibits.

99 Notice To Participants Of Stock Bonus Plan Termination

Forward Looking Statements

Any statement contained in this current report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning Intergraph Corporation, whether express or implied, is meant as and should be considered a forward looking statement as that term is defined in the Private Securities Litigation Reform Act of 1996. Forward looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to fluctuations in customer demand, acceptance of new products, changes in technology, product introductions by competitors, and general economic conditions, as well as other risks more completely described in the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K. If any of these assumptions or opinions prove incorrect, any forward looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects.

INTERGRAPH CORPORATION SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERGRAPH CORPORATION

(Registrant)

By: /s/ David V. Lucas

David V. Lucas
Executive Vice President and
General Counsel

Date: December 21, 2000

EXHIBIT INDEX

EXHIBIT
----
99 NOTICE TO PARTICIPANTS OF STOCK BONUS PLAN TERMINATION

Exhibit 99

NOTICE TO PARTICIPANTS OF STOCK BONUS PLAN TERMINATION

On December 5, 2000, the Board of Directors of Intergraph Corporation resolved to terminate the Company's Stock Bonus Plan ("Plan") effective for the plan year ending December 31, 2000, and to amend the Company's 401(k) Plan to permit the Company to make discretionary profit sharing contributions to the 401(k) Plan. This will enable the Company and its employees to make contributions to one retirement plan which will be the 401(k) Plan.

As part of the termination process the Company will apply to the Internal Revenue Service for a determination that the Plan will maintain its qualified status at termination. It is expected that the IRS will take several months to respond to the Company's request for a determination letter. Prior to receipt of the favorable determination letter from the IRS, the terms and provisions of the plan regarding participant accounts will remain unchanged except that all participants will be fully vested in their accounts at termination of the Plan.

Upon the receipt of a favorable response from the IRS, all participants will be able to receive a full disbursement of their account balances. Each participant will be entitled to receive a lump sum distribution of their account balance (subject to income tax liability and withholdings), or to perform a tax-free rollover of their account balance to an IRA or other qualified plan. You will receive more detailed information about distribution options after the receipt of a favorable determination by the IRS.

As part of this termination process, you will receive a "Notice to Interested Parties". This notice is to inform you that the Company is about to file its request with the IRS. The text of the notice is legally required by the IRS, and no specific action is required on your part.

As noted above, in conjunction with the termination of the Stock Bonus Plan, the Board also resolved to amend the company's 401(k) Plan to permit discretionary profit sharing contributions to be made to the 401(k) Plan, beginning with the 2001 plan year. This will permit the Company, and you, to consolidate the administration of the Company's employee retirement contributions.

Presently there are 9,745 participants with account balances in the Plan, and approximately 5,062,000 shares of Intergraph common stock have been allocated to the accounts of the Plan's participants. These shares will be available for distribution to Plan participants after receipt of a favorable determination letter from the IRS. The company believes that shares distributed from the Plan will be exempt from the registration requirements of the Securities Act of 1933, and may be transferred by the Plan participants without registration. However, the Company will request a "no action letter" from the Securities and Exchange Commission to confirm the availability of such an exemption. You will receive more detailed information concerning the transferability of shares distributed from the Plan following the receipt of a determination by the Securities and Exchange Commission.

This notice has been prepared by the Administrative Committee of the Stock Bonus Plan. Questions and comments should be directed to:

Jeanine Causey 256-730-6019 (email: jscausey@ingr.com)
Dreyfus Customer Service 1-800-933-0992

Additional information pertaining the Intergraph Employee Stock Bonus Plan is also available on Intergraph's Website, located at www.intergraph.com.

The date of this notice is December 21, 2000.

INTERGRAPH CORPORATION

APPENDIX 2

PARTICIPANT DISTRIBUTION NOTICE

To: ____, Participant

Date of this Notice: ______________________, 2002

You are entitled to a complete distribution of your Plan account as a result of the termination of the Intergraph Corporation Stock Bonus Plan (the "Plan"). We have enclosed a distribution package with this Notice. This Notice explains your distribution election rights under the Plan. The following information is important to these election rights.

(a) Because of the Plan's termination, your Account Balance is 100% vested. As of February 28, 2002, the total value of all assets in your Account Balance was $________________. As of that date, there were ______ shares of Intergraph stock in your Plan Account.

Until your Account Balance is distributed from the Plan, your Account Balance will be subject to adjustment for investment earnings, gains or losses. Because of the investment performance of the Intergraph stock, mutual funds and/or other securities in your Plan Account, the amount the Trustee ultimately pays you could be more or less than the value of your Account Balance described in this Notice.

(b) **MINIMUM NOTICE PERIOD. As required by the tax laws, for at least 30 days after you receive this Notice,** you will have the right to consider your decision whether to elect a direct rollover of any portion of your eligible rollover distribution. If you sign and return the attached Plan Termination Distribution Form to the plan administrator less than 30 days after you receive this Notice, the plan administrator's receipt of your signed form is *your affirmative waiver* of any unexpired portion of the minimum 30-day period.

1. **Other forms included with this Notice.** We have provided you the following forms:

Plan Termination Distribution Form. Use this form to elect payment of your benefits. See the explanation of your benefit options in paragraph 2.

Special Tax Notice Regarding Plan Payments. This Notice explains your right to elect a direct rollover of your Account Balance to another qualified retirement plan or to an IRA. This Notice also explains the income tax withholding rules if you elect to receive a direct payment from the Plan.

2. **Benefit payment options.** The Plan permits you to elect distribution in the following forms:

(a) Direct rollover.

(b) One direct payment to you.

You also may elect one form of payment for part of your Account Balance and another form of payment for another part of your Account Balance. For example, you may elect direct rollover for part of your Account Balance and a direct payment to you for the other part. See the "Special Tax Notice Regarding Plan Payment" for rules on splitting your distribution.

3. **Financial effect of distribution options.** A direct rollover means the Plan pays the distribution amount directly to another qualified retirement plan or to an IRA. See Special Tax Notice Regarding Your Plan Payment, included with your package. A direct payment to you means you receive a single payment of the distribution amount.

4. **Further information.** If you have any questions regarding the information provided in this Notice or any form included with your distribution package, please contact Marilyn Parker at (256)730-7889, Jeanine Causey at (256)730-6019, or Traci Stewart at (256)730-6975.